Exhibit 99.9

CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

The Board of Directors

Perpetual Energy Inc.

We hereby consent to the reference to us in the registration statement on Form 40-F of Perpetual Energy Inc. and to the incorporation by reference therein of our reports dated February 6, 2012.

McDaniel & Associates Consultants Ltd.

/s/ P. A. Welch
P. A. Welch, P. Eng.
President & Managing Director

March 12, 2012
Calgary, Alberta

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com